UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Docent, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25608L 10 6
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO. 25608L 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VI, LP
            Tax Identification No. 41-1893240

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,850,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,850,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,850,254

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.6%

12)        TYPE OF REPORTING PERSON*

             PA





13G

CUSIP NO. 25608L 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VI, LLP
            Tax Identification No. 41-1893243

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,850,254
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,850,254
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,850,254

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.6%

12)        TYPE OF REPORTING PERSON*

             PA



CUSIP NO. 25608L 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George J. Still, Jr.
          Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,875,628
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,875,628
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,875,628

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.6%

12)        TYPE OF REPORTING PERSON*

             IN






CUSIP NO. 25608L 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    7,875,628
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,875,628
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
             7,875,628

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.6%

12)        TYPE OF REPORTING PERSON*

             IN




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


Item 1(a)  Name of Issuer:

           Docent, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2444 Charleston Road
           Mountain View, CA  94043

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VI, LP
           2.  Itasca VC Partners VI, LLP
           3.  George J. Still, Jr.
           4.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VI, LP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           2.  Itasca VC Partners VI, LLP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           3.  George J. Still, Jr.
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           4.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VI, LP is a Minnesota limited partnership. Itasca VC Partners VI, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VI, LP. George J. Still, Jr. is the managing partner and John P. Whaley is the managing administrative partner of Itasca VC Partners VI, LP.

Item 2(c)  Citizenship:

           1. Norwest Venture Partners VI, LP: Minnesota limited partnership
           2. Itasca VC Partners VI, LLP: Minnesota limited liability partnership
           3.  George J. Still, Jr.:  United States
           4.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           25608L 10 6

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VI, LP ("NVP VI"): At December 31, 2001, NVP VI owned of record 7,850,254 shares of common stock. This amount represents 18.6% of the Issuer's total shares of common stock outstanding at that date. NVP VI has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca VC Partners VI, LLP ("Itasca VC VI"): At December 31, 2001, Itasca VC VI owned 7,850,254 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represents 18.6% of the Issuer's total shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At December 31, 2001, George J. Still, Jr. was deemed to own 7,875,628 shares of common stock, which includes 7,850,254 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca VC VI, the general partner of NVP VI, the record owner of such shares, and also includes 22,000 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca NEC, LLC, the general partner of Norwest Equity Capital, LLC, the record owner of such shares, as well as an additional 3,374 shares. This amount represents 18.6% of the Issuer's total shares of common stock outstanding at that date.

(4) John P. Whaley: At December 31, 2001, John P. Whaley was deemed to own 7,875,628 shares of common stock, which includes 7,850,254 shares of common stock that he may be deemed to beneficially own by virtue of his status as the managing administrative partner of Itasca VC VI, the general partner of NVP VI, the record owner of such shares, and also includes 22,000 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca NEC, LLC, the general partner of Norwest Equity Capital, LLC, the record owner of such shares, as well as an additional 3,374 shares. This amount represents 18.6% of the Issuer's total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].


Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the
Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           Not Applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 13, 2002

NORWEST VENTURE PARTNERS VI, LP

By ITASCA VC PARTNERS VI, LLP, as general partner



By:  /s/ George J. Still, Jr.
         George J. Still, Jr., an Authorized General
           Partner